7-12-2005

SECURITI[ES AND EXCHANGE COMMISSIO]N

05042638

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32026

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 5/1/04 (MM/DD/YY) AND ENDING 4/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PROFINANCIAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7902 WRENWOOD BLVD SUITE D
(No. and Street)

BATON ROUGE (City) LA (State) 70809 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GORDON C. OGDEN III (225) 293-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HALL C OVERALL
(Name – *if individual, state last, first, middle name*)

4521 JAMESTOWN AVE (Address) BATON ROUGE (City) LA (State) 70808 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

7/13/05

OATH OR AFFIRMATION

I, GORDON C. OGDEN III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PROFINANCIAL, INC, as of APRIL 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
SUSAN JACKSON CLOSSON
NOTARY PUBLIC - ALABAMA
STATE AT LARGE
My Comm. Expires June 16, 2008

Gordon C. Ogden
Signature

PRESIDENT
Title

Susan Jackson Closson
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hall C. Overall
Certified Public Accountant
4521 Jamestown Avenue, Suite 7
Baton Rouge, Louisiana 70808-3234
(225) 927 - 9745
Fax (225) 924 - 7087

Accountants Report on Compliance with Patriot Act

To the Board of Directors,
Profinancial Incorporated
Baton Rouge, Louisiana

As part of obtaining reasonable assurance about whether Profinancial Incorporated is in compliance with the Patriot Act. I have reviewed Profinancial's methodology regarding complying with the following provisions of the law:

New Client Identification
Existing Clients Identities
Maintenance of Client Records
Retention of Client Records
Review of FinCen Requests and Comparison to Client Data Files
Notification to FinCen of Matching Identities
Procedures in Regards to Handling of Cash
Customer Notices Regarding Patriot Act Information

The results of my tests disclosed no instances of noncompliance with the Patriot Act.

Hall C. Overall

Certified Public Accountant

June 24, 2005

FINANCIAL REPORT

Profinancial Incorporated

April 30, 2005

Hall C. Overall
Certified Public Accountant
4521 Jamestown Avenue, Suite 7
Baton Rouge, Louisiana 70808-3234

Hall C. Overall
Certified Public Accountant
4521 Jamestown Avenue, Suite 7
Baton Rouge, Louisiana 70808-3234
(225) 927 - 9745
fax (225) 924 - 7087

Independent Auditor's Report

To the Board of Directors,
Profinancial Incorporated
Baton Rouge, Louisiana

I have audited the accompanying balance sheet of Profinancial Incorporated as of April 30, 2005 and the related statements of income and retained earnings, changes in stockholder equity, cash flows and changes in liabilities subordinated to general creditors for the year then ended. These financial statements are the responsibility of the organization's management and directors. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Profinancial Incorporated as of April 30, 2005 and the results of its operation and cash flows for the years then ended, in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hall C. Overall

Certified Public Accountant

June 24, 2005

PROFINANCIAL INCORPORATED

BALANCE SHEET
April 30, 2005

ASSETS				
Current Assets:				
Cash	$	44,538		
Accounts receivable		10,613		
Total Current Assets			$	55,151
Other Assets				
Stock Warrants		0		
Total Other Assets				0
Total Assets			$	55,151
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	28,209		
Total Current Liabilities			$	28,209
Total Liabilities				28,209
Stockholders' Equity				
Common Stock - 500 shares (no par value) authorized, issued and outstanding		600		
Additional paid in capital		16,100		
Retained Earnings		10,242		
				26,942
Total Liabilities and Equity			$	55,151

The accompanying notes are an integral part of these financial statements

PROFINANCIAL INCORPORATED

STATEMENT OF INCOME AND RETAINED EARNINGS
For the year ended April 30, 2005

Operating Revenues		
Securities commissions		
Listed equity securities exchange executed	$ 4,297	
Other securities	72,451	
Sales of investment company shares	12,610	
Other operating revenues	188,853	
Total Operating Revenues		$ 278,211
Operating Expenses		
General and administrative	285,615	
Total Operating Expenses		285,615
Net Income (Loss) from Operations		(7,404)
Other Income (Expenses)		
Interest income	32	
Unrealized gain on value of stock warrents	1,228	
Total Other Income (Expenses)		1,260
Net Income before income taxes		(6,144)
Income Tax		0
Net Income (Loss)		$ (6,144)
Change in Retained Earnings		
Balance at April 30, 2004		$ 16,386
Net income (loss)		
Balance at April 30, 2005		$ 10,242

The accompanying notes are an integral part of these financial statements

PROFINANCIAL INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended April 30, 2005

	Capital Stock	Paid In Capital	Retained Earnings	Total
At April 30, 2004:				
	$ 600	$ 16,100	$ 16,386	$ 33,086
Changes:				
Net Income (Loss)			(6,144)	(6,144)
At April 30, 2005:				
	$ 600	$ 16,100	$ 10,242	$ 26,942

The accompanying notes are an integral part of these financial statements

PROFINANCIAL INCORPORATED

STATEMENT OF CASH FLOWS
For the year ended April 30, 2005

Cash Flows From Operating Activities:				
Net (loss) income from operations	$	(6,144)		
Item not requiring cash: Unrelalized value of stock warrant		2,052		
(Increase) decrease in accounts receivable		7,575		
Increase (decrease) in accounts payable		15,466		
Net Cash From Operating Activities:			$	18,949
Cash Flows From Financing Activities:				0
Cash Flows From Investing Activities:				0
Net Increase of Cash and Cash Equivalents:				18,949
Cash and Cash Equivalents at April 30, 2004				25,589
Cash and Cash Equivalents at April 30, 2005			$	44,538

The accompanying notes are an integral part of these financial statements

PROFINANCIAL INCORPORATED

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATE TO GENERAL CREDITORS
For the year ended April 30, 2005

Balance at April 30, 2004	$ 0
Balance at April 30, 2005	$ 0

The accompanying notes are an integral part of these financial statements

NOTES TO FINANCIAL STATEMENTS
April 30, 2005

Note 1 - Summary of Significant Accounting Policies

a. Nature of Activities:

Profinancial Incorporated was incorporated in 1984 in Louisiana as Collins-Ogden, Inc. for the purpose of engaging in the business of a broker/dealer in accordance with the rules and regulations of the Securities and Exchange Commission and the National Association of Securities Dealers.

In 1990 the Company name was changed to Profinancial Incorporated.

b. Basis of Accounting:

Profinancial presents its financial statements on the accrual method of accounting in conformity with generally accepted accounting principles.

c. Accounts Receivable:

Revenues earned but not yet received by Profinancial are reported as accounts receivable. At April 30, 2005 all accounts receivable are current. The Company uses the direct write off method for recognizing uncollectable accounts. This is a departure from generally accepted accounting principals, but has no effect on these statements.

d. Other Assets:

Other assets is the cost of NASDAQ stock warrants purchased by Profinancial. Each warrant has specific limiting guidelines, which must be followed, or they become worthless. These Warrant's are valued in these financial statements using the lower of cost or market method, and accordingly the decrease in value was reported in Other Income.

e. Accounts Payable:

Trade accounts, commissions and professional fees unpaid at the end of the year are recognized as accounts payable. All accounts payable are current.

f. Income Taxes:

Profinancial is taxed as a cash basis, C Corporation. Deferred income taxes were not material for the purposes of these financial statements. As Profinancial had a net operating loss for the period shown in these financial statements, no income tax is recognized.

Hall C. Overall
Certified Public Accountant
4521 Jamestown Avenue, Suite 7
Baton Rouge, Louisiana 70808-3234
(225) 927 - 9745
fax (225) 924 - 7087

Accountants Report on Material Inadequacies

To the Board of Directors,
Profinancial Incorporated
Baton Rouge, Louisiana

No material inadequacies in accordance with Reg.240.17a-5, with specific attention to 240.17a-5subsections (g)(1) and (3) were found to existed since the date of the previous audit.

Certified Public Accountant

June 24, 2005

PROFINANCIAL INCORPORATED

BALANCE SHEET RECONCILIATION AND NET CAPITAL COMPUTATION
For the year ended April 30, 2005

Balance Sheet Reconciliation

ASSETS		Unaudited April 30, 2005		Audited April 30, 2005		Difference
Current Assets:						
Cash	$	44,538	$	44,538		0
Accounts receivable		10,611		10,613		(2)
		55,149		55,151		-2
Other Assets						
Stock Warrants		0		0		0
Total Assets	$	55,149	$	55,151	$	0
LIABILITIES AND STOCKHOLDERS' EQUITY						
Current Liabilities:						
Accounts payable	$	28,209	$	28,209		0
		28,209		28,209		0
Total Liabilities		28,209		28,209		0
Common Stock		600		600		0
Additional paid in capital		16,100		16,100		0
Retained Earnings (Deficit)		10,242		10,242		0
		26,942		26,942		0
Total Liabilities and Stockholders Equity	$	55,151	$	55,151	$	0

Net Capital Computation

		Unaudited		Audited		Difference
Total Stockholder Equity	$	26,942	$	26,942	$	0
Non Allowable Assets		276		276		0
Net Capital		26,666		26,666		0
Minimum Net Capital Required		5,000		5,000		0
Excess Net Capital	$	21,666	$	21,666	$	0

This schedule reconciles the balance sheet and computation of net capital contained in the audited financial statements with the unaudited April 30, 2005 FOCUS report.

The difference of $ 2 in accounts receivable is a result of rounding on the FOCUS report.

The accompanying notes are an integral part of these financial statements